Exhibit 99.1

NOTICE OF NO AUDITOR REVIEW OF CONDENSED INTERIM FINANCIAL STATEMENTS

Under Part 4, subsection 4.3(3)(a) of National Instrument 51-102 – Continuous Disclosure Obligations, if an auditor has not performed a review of the condensed interim financial statements, they must be accompanied by a notice indicating that the condensed interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim financial statements of 4Front Ventures Corp. (the “Company”) have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of these condensed interim financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019 (unaudited)

(EXPRESSED IN THOUSANDS OF US DOLLARS)

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

TABLE OF CONTENTS

Page(s)
FINANCIAL STATEMENTS:

Condensed Consolidated Interim Statements of Financial Position (Unaudited)	1

Condensed Consolidated Interim Statements of Operations and Comprehensive Loss (Unaudited)	2

Condensed Consolidated Interim Statements of Changes in Equity (Unaudited)	3

Condensed Consolidated Interim Statements of Cash Flows (Unaudited)	4

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)	5-41

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2020 and December 31, 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

	Note	September 30, 2020	December 31, 2019
ASSETS
Current assets:
Cash		$8,499	$5,789
Accounts receivable		677	677
Other receivables		—	325
Inventory	5	15,666	9,138
Biological assets	6	2,233	2,187
Lease receivables	10	11,626	9,556
Notes receivable		4,138	1,871
Prepaid expenses		1,668	2,198
Total current assets		44,507	31,741

Restricted cash		—	2,352
Property and equipment, net	7	45,565	41,822
Notes receivable		414	1,049
Lease receivables	10	22,186	23,944
Intangible assets, net	8	39,197	41,442
Goodwill	8,9	28,854	33,988
Right-of-use assets	10	25,286	20,476
Investments		759	759
Deposits		3,135	6,346
TOTAL ASSETS		$209,903	$203,919

LIABILITIES AND EQUITY

LIABILITIES
Current liabilities:
Accounts payable and accrued expenses		$5,304	$8,138
Taxes payable	22	7,332	1,609
Lease liability	10	1,499	972
Contingent consideration liability	17	2,100	750
Notes payable and accrued interest	11	8,026	7,382
Total current liabilities		24,261	18,851

Convertible notes	11	43,279	35,607
Notes payable and accrued interest	11	45,027	44,289
Long term notes payable	11	1,857	1,903
Long term accounts payable		1,600	1,600
Contingent consideration liability	17	3,122	4,714
Deferred tax liability		2,134	—
Lease liability	10	25,391	20,976
TOTAL LIABILITIES		146,671	127,940

EQUITY
Equity attributable to 4Front Ventures Corp.		240,268	252,656
Reserves		35,374	25,618
Deficit		(212,410)	(202,090)
Non-controlling interest	14	—	(205)
TOTAL EQUITY		63,232	75,979
TOTAL LIABILITIES AND EQUITY		$209,903	$203,919

Nature of Operations (Note 1)
Contingencies (Note 17)
Subsequent Events (Note 24)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

1

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Condensed Consolidated Interim Statements of Operations and Comprehensive Loss

For the Three and Nine Months Ended September 30, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
	Note	2020	2019	2020	2019
			(Restated Note 20)		(Restated Note 20)

REVENUE		$12,410	$3,805	$32,132	$8,410

Cost of goods sold, sale of grown and manufactured products		(3,696)	(1,308)	(11,545)	(3,657)
Cost of goods sold, sale of purchased products		(2,365)	(1,519)	(7,211)	(2,195)
Gross profit before fair value adjustments		6,349	978	13,376	2,558

Realized fair value included in inventory sold		(457)	(256)	(1,030)	(368)
Unrealized fair value gain on biological assets	6	1,482	25	3,335	520
Gross profit (loss)		7,374	747	15,681	2,710

Real estate income		2,883	1,676	8,514	1,676

OPERATING EXPENSES

Selling and marketing expenses		4,158	4,493	15,975	7,699
General and administrative expenses		3,808	3,980	11,904	13,257
Depreciation and amortization	7,10	917	1,824	3,077	2,530
Equity based compensation	15	1,517	3,491	3,792	4,200
Total operating expenses		10,400	13,788	34,748	27,686
Loss from operations		(143)	(11,365)	(10,553)	(23,300)

Other income (expense)
Interest income		7	15	71	15
Interest expense		(5,794)	(2,728)	(12,747)	(3,851)
Accretion	11	274	—	605	—
Gain on sale of subsidiaries		4,729	—	15,940	—
Gain on restructuring of notes receivable		—	—	281	—
Change in fair value of derivative liability		—	3,035	—	3,035
Loss on investment		(518)	—	(518)	—
Other income		—	—	2,456	2,500
Foreign exchange gain (loss)		8	56	(10)	56
Total other (expense) income		(1,294)	378	6,078	1,755

Net income (loss) before income taxes		(1,437)	(10,987)	(4,475)	(21,545)

Income tax (expense) benefit	22	(2,504)	12	(5,427)	(440)

Net loss from continuing operations		(3,941)	(10,975)	(9,902)	(21,985)

Net income (loss) from discontinued operations, net of taxes		32	(274)	(467)	(1,224)

Net loss		(3,909)	(11,249)	(10,369)	(23,209)

Net income (loss) attributable to non-controlling interest		37	(6)	(49)	(116)

Net loss attributable to shareholders		$(3,946)	$(11,243)	$(10,320)	$(23,093)

Basic and diluted loss per share		$(0.01)	$(0.02)	$(0.02)	$(0.06)
Weighted average number of shares outstanding, basic and diluted		503,793,796	466,668,216	517,323,350	382,932,216

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

2

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Condensed Consolidated Interim Statements of Equity

For the Nine Months Ended September 30, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

		Share Capital					Total 4Front Ventures Corp.		Total
	Note	Units	Shares	Amount	Reserves	Deficit	Shareholders' Equity	Non-Controlling Interest	Shareholders' Equity

Balance, January 1, 2019		803,591	—	$68,959	$2,227	$(21,487)	$49,699	$(1,668)	$48,031

Class F units of Holdings for acquisition of PHX	9	5,496	—	2,675	—	—	2,675	—	2,675
Class F units of Holdings for acquisition of Om	9	9,040	—	4,400	—	—	4,400	—	4,400

Class F units of Holdings for acquisition of non-controlling interests		11,642	—	13,656	—	—	13,656	—	13,656
Purchase of non-controlling interests				(15,093)			(15,093)	1,036	(14,057)
Issuance of Class F units due to Cannex acquisition		3,901	—	—	—	—	—	—	—
Issuance of Class F units to brokers		236	—	115	—	—	115	—	115
Share issuance costs		—	—	(115)	—	—	(115)	—	(115)
Equity-based compensation through July 31, 2019		34,572	—	—	3,776	—	3,776	—	3,776
Conversion of 4Front Holdings units to 4Front Ventures Corp. shares		(868,478)	340,370,271	—	—	—	—	—	—
Cannex acquisition	9	—	190,482,146	181,110	6,825	—	187,935	—	187,935
GGP warrants acquired with Cannex	9	—	—	—	5,779	—	5,779	—	5,779
Issuance of stock warrants to brokers		—	—	—	1,823	—	1,823	—	1823
Share issuance costs		—	—	—	(1,823)	—	(1,823)	—	(1823)
Issuance of stock to brokers		—	1,035,456	420	—	—	420	—	420
Share issuance const		—	—	(420)	—	—	(420)	—	(420)
Conversion option on GGP notes transferred to equity	11	—	—	—	4,874	—	4,874	—	4,874
Purchase of non-controlling interests in Arkansas entities		—	—	(2,322)	—	—	(2,322)	—	(2,322)
Share-based compensation after July 31, 2019		—	—	—	424	—	424	—	424
Net loss	20	—	—	—	—	(23,093)	(23,093)	(116)	(23,209)
Balance, September 30, 2019		—	531,887,873	$253,385	$23,905	$(44,580)	$232,710	$(748)	$231,962

Balance, January 1, 2020		—	531,522,819	$252,656	$25,618	$(202,090)	$76,184	$(205)	$75,979

GGP conversion feature and warrants with convertible debt	16	—	—	—	20	—	20	—	20
Shares issued for Pure Ratios earnout	17	—	223,145	—	94	—	94	—	94
Share-based compensation	15	—	—	—	3,791	—	3,791	—	3,791
Exchange of stock for convertible swap notes	11	—	(29,775,670)	(13,661)	—	—	(13,661)	—	(13,661)
Conversion option on notes transferred to equity		—	—	—	687	—	687	—	687
Conversion option on swap notes transferred to equity		—	—	—	5,418	—	5,418	—	5,418
Shares issued with exercise of warrants and otions		—	3,616,834	1,273		—	1,273	—	1,273
Purchase of non-controlling interests in Maryland entities	14	—	—	—	(254)	—	(254)	254	—
Net loss	14	—	—	—	—	(10,320)	(10,320)	(49)	(10,369)
Balance, September 30, 2020		—	505,587,128	$240,268	$35,374	$(212,410)	$63,232	—	$63,232

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Condensed Consolidated Interim Statements of Cash Flows

For the Nine Months Ended September 30, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

	Nine Months Ended, September 30,
	2020	2019
		(Restated – Note 20)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss attributable to controlling interest	$(9,853)	$(21,869)
Net loss attributable to non-controlling interest	(49)	(116)
Adjustments to reconcile change in net loss to net cash used by operating activities:
Depreciation and amortization	7,557	5,241
Equity based compensation	3,791	5,913
Accretion of lease liabilities	—	(2,194)
Accrued interest on notes payable related parties	1,859	—
Interest accrued – lease receivable	(312)	(308)
Accretion of convertible debentures and interest	(605)	(1,406)
Change in contingent consideration payable	(242)	—
Change in fair value of derivative liabilities	—	(3,035)
Gain on sale of subsidiaries	(15,940)	—
Amortization of debt discount	68	—
Deferred tax liability	—	911
Changes in operating assets and liabilities (Note 21)	(2,971)	(1,449)
NET CASH USED IN CONTINUED OPERATING ACTIVITIES	(16,697)	(18,312)
Net cash used in discontinued operating activities (Note 23)	(537)	(1,699)
NET CASH USED IN OPERATING ACTIVITIES	(17,234)	(20,011)
CASH FLOWS FROM INVESTING ACTIVITIES
Long term deposits	3,103	(5,571)
Issuance of notes receivable, net of repayments	(2,096)	645
Repayment of notes receivable	518	—
Gain on sale of subsidiaries	15,940	—
Proceeds from the sale of subsidiaries	14,535	—
Purchase of Cannex, net of cash acquired	—	9,119
Purchase of PHX, net of cash acquired	—	(3,258)
Purchase of Om Medicine	—	(176)
Purchases of property and equipment	(12,528)	(14,076)
NET CASH PROVIDED BY (USED IN) CONTINUED INVESTING ACTIVITIES	19,472	(13,317)

Net cash used in discontinued investing activities (Note 23)	(14)	(2,016)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	19,458	(15,333)
CASH FLOWS FROM FINANCING ACTIVITIES
Release of restricted cash	2,352	—
Gain on restructuring note payable	(281)	—
Proceeds from related party loan from Cannex	—	12,497
Proceeds from related party loan from LI Lending	—	28,477
Issuance of convertible debt	10,937	—
Repayment of convertible debt	(13,798)	(572)
Issuance of notes payable, net of repayments	1,276	(4,058)
Exercise of stock warrants	—	—
NET CASH PROVIDED BY CONTINUED FINANCING ACTIVITIES	486	36,344

Net cash provided by discontinued financing activities (Note 23)	—	4,049
NET CASH PROVIDED BY FINANCING ACTIVITIES	486	40,393
NET INCREASE (DECREASE) IN CASH	2,710	5,049
CASH, BEGINNING OF PERIOD	5,789	787
CASH, END OF PERIOD	$8,499	$5,836

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

1.	NATURE OF OPERATIONS

4Front Ventures Corp. (“4Front” or the “Company”) exists pursuant to the provisions of the British Columbia Corporations Act. On July 31, 2019, 4Front Holdings LLC (“Holdings”) completed a Reverse Takeover Transaction (“RTO”) with Cannex Capital Holdings, Inc. (“Cannex”) whereby Holdings acquired Cannex and the shareholders of Holdings became the controlling shareholders of the Company (Note 9). Following the RTO, the Company is listed on the Canadian Securities Exchange (“CSE”) under the ticker “FFNT” and are quoted on the OTC (OTCQX: FFNTF).

As of September 30, 2020, the Company operates four dispensaries in Massachusetts, Illinois, and Michigan. The Company operates two production facilities in Massachusetts and one in Illinois. The company produces the majority of the products that are sold at its Massachusetts and Illinois dispensaries.

The Company leases real estate and sells equipment, supplies and intellectual property to cannabis producers in the state of Washington. The Company also owns and operates Pure Ratios (which was acquired by Cannex in June 2019), a CBD-focused wellness company in California, that sells non-THC products throughout the United States.

While marijuana is legal under the laws of several U.S. states (with varying restrictions), the United States Federal Controlled Substances Act classifies all “marijuana” as a Schedule I drug, whether for medical or recreational use. Under U.S. federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of safety for the use of the drug under medical supervision.

The Company’s business could be materially and adversely affected by the outbreak of a widespread epidemic or pandemic or other public health crisis, including arising from the novel strain of the coronavirus known as “COVID-19.” This has resulted in significant economic uncertainty and consequently, it is difficult to reliably measure the potential impact of this uncertainty on the Company’s future financial results.

The head office address of the Company is 5060 North 40th Street, Suite 120, Phoenix, Arizona, and the registered office is 550 Burrard Street, Suite 2900, Vancouver, British Columbia.

2.	BASIS OF PRESENTATION
(a)	Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and should be read in conjunction with the Company’s audited consolidated financial statements as of and for the year ended December 31, 2019. They do not include all the information required for a complete set of International Financial Reporting Standards (“IFRS”) financial statements. However, selected explanatory notes are included to explain events and transactions deemed significant to provide an understanding of the changes in the Company’s financial position and performance since its most recent annual financial statements. These condensed consolidated interim financial statements were approved and authorized by the Audit Committee on November 25, 2020.

5

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

2.	BASIS OF PRESENTATION (CONTINUED)

(b)   Basis of Measurement

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for certain financial instruments, which are measured at fair value. The condensed consolidated interim financial statements are presented in United States dollars (“$”) which is the functional currency of 4Front and its subsidiaries. Financial amounts are expressed in United States dollars unless indicated otherwise.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)    Critical accounting estimates and judgements

The preparation of the Company’s condensed interim consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual consolidated financial statements.

(b)   New or amended standards adopted effective January 1, 2020

The Company has not adopted any new or amended IFRS standards during the period ended September 30, 2020.

4.	CAPITAL MANAGEMENT

The Company’s primary objectives, when managing its capital, are to maintain adequate levels of funding to ensure the Company’s ability to continue as a going concern, support the operations of the Company and to maintain corporate and administrative functions. The Company defines capital as notes payable, convertible notes and equity, consisting of the issued units of the Company. The capital structure of the Company is managed to provide sufficient funding for planned operating activities of the Company. Funds are primarily secured through a combination of equity capital raised by way of private placements and debt. There can be no assurances that the Company will be able to continue raising equity capital and debt in this manner.

Capital is comprised of the Company’s shareholders’ equity. As of September 30, 2020, the Company’s shareholders’ equity was $63,232. There were no changes to the Company’s approach to capital management during the nine months ended September 30, 2020. The Company is exposed to certain externally imposed capital requirements, as described in Note 12.

6

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

5.	INVENTORY

Raw material is harvested cannabis where the flower has not been removed. Work in process is processed bulk flower and processed cannabis oil. Finished goods are cultivation supplies to be sold to cultivators, purchased and manufactured packaged flower, pre-rolls, vape cartridges, edibles, CBD products, and paraphernalia.

	September 30, 2020	December 31, 2019
Raw materials, harvested cannabis	$1,504	$659
Raw materials, CBD and ingredients	208	76
Work in process, flower and extract	11,721	6,098
Finished goods, cultivation supplies	243	677
Finished goods, packaged products	1,990	1,628
Total	$15,666	$9,138

6.	BIOLOGICAL ASSETS

Biological assets consist of live cannabis plants. For the nine months ended September 30, 2020 and the year ended December 31, 2019, the changes in the carrying value of biological assets are shown below.

	September 30, 2020	December 31, 2019
Opening balance	$2,187	$755
Cost to grow harvested and live plants	10,885	7,246
Net change in fair value less costs to sell due to biological transformation	3,798	782
Transferred to inventory upon harvest	(14,637)	(6,596)
Total	$2,233	$2,187

The following significant unobservable inputs, all of which are classified as level 3 on the fair value hierarchy, were used by management as part of this model:

•	Selling price: calculated as the annual historical selling price for flower sold by the Company, which is expected to approximate future selling prices.
•	Percentage of completion: represents the percentage of total expected costs incurred from growing biological assets as of the measurement date.
•	Yield per plant: represents the expected number of grams of finished cannabis inventory which are expected to be obtained from each harvested cannabis plant.
•	Wastage: represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested.
•	Post-harvest costs: calculated as the cost per gram of harvested cannabis to complete the product post-harvest, consisting of the cost of direct and indirect materials and labor related to labeling and packaging.

7

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

6.	BIOLOGICAL ASSETS (CONTINUED)

The following table quantifies each significant unobservable input and also provides the impact of a 5% increase/decrease in each input would have on the fair value of biological assets:

	September 30, 2020	December 31, 2019	5% Change as of 9/30/2020	5% Change as of 12/31/2019
Average selling price of flower per gram	$7.24	$6.30	$112	$109
Post harvesting costs per gram	$.87	$1.75	$19	$21
Yield per plant in grams	151	142	$112	$109
Percentage of completion	52%	65%	$112	$108

Biological assets are measured using Level 3 inputs, and therefore are subject to volatility and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

Biological assets were on average at a comparable stage of growth in 2020 (52% complete) compared to December 31, 2019 (65% complete). The Company aggregates fair value on a percentage of completion. As a result, a cannabis plant that is 50% through its estimated total grow cycle would be ascribed approximately 50% of its harvest date expected fair value (subject to wastage adjustments).

8

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

7.	PROPERTY AND EQUIPMENT

Property and equipment and related depreciation are summarized in the table below:

Cost	Buildings	Building Improvements	Furniture, Equipment, and Other	Leasehold Improvements	Total
Balance, December 31, 2018	674	2,586	2,843	14,286	20,389
Additions	7,487	1,983	4,273	9,289	23,032
Acquisitions	—	—	357	1,137	1,494
Balance, December 31, 2019	$8,161	$4,569	$7,473	$24,712	$44,915
Additions	471	452	4,448	7,157	12,528
Disposals	(774)	—	(333)	(1,458)	(2,565)
Transferred to assets held for sale	(362)	(637)	(835)	(2,254)	(4,088)
Balance, September 30, 2020	$7,496	$4,447	$10,784	$28,063	$50,790

Accumulated Depreciation
Balance, December 31, 2018	12	174	174	180	540
Depreciation	101	305	763	1,384	2,553
Balance, December 31, 2019	113	479	937	1,564	3,093
Depreciation	376	1,020	1,249	1,541	4,186
Disposals	(119)	(28)	(454)	(1,453)	(2,054)
Balance, September 30, 2020	$370	$1,471	$1,732	$1,652	$5,225

Net book value
December 31, 2018	$662	$2,412	$2,669	$14,106	$19,849
December 31, 2019	$8,048	$4,153	$6,567	$23,054	$41,822
September 30, 2020	$7,126	$2,976	$9,052	$26,411	$45,565

Depreciation of property and equipment is computed using the straight-line method over the asset’s estimated useful life. Depreciation expense for the nine months ended September 30, 2020 and 2019 was $4,186 and $2,279 respectively, of which $3,994 and $542 respectively is included in cost of goods sold. Depreciation expense for right-of-use assets for the nine months ended September 30, 2020 and 2019 was $1,128 and $1,894 respectively, of which $576 and $54 respectively is included in cost of goods sold. Right-of-use assets depreciation is not included in the table above.

9

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

8.	INTANGIBLE ASSETS AND GOODWILL

The net book value of intangible assets including trademarks acquired through the business combination with Cannex at September 30, 2020 and December 31, 2019 are comprised of:

(a)    Goodwill

A summary of goodwill is as follows:

Balance, December 31, 2018	$6,066
Cannex acquisition (Note 9)	166,557
Om acquisition (Note 9)	1,435
PHX/Greens Goddess acquisition (Note 9)	6,225
Impairment	(146,295)
Balance, December 31, 2019	33,988
Disposal of PHX Interactive/Greens Goddess (Note 23)	(5,134)
Balance, September 30, 2020	$28,854

(b)   Intangible Assets

	Licenses	Customer Relationships	Non-Competition Agreements	Trademarks	Know-How	Total
Balance, December 31, 2018	$18,741	$2,827	$237	$88	$—	$21,893
Cannex acquisition (Note 9)	—	—	—	3,900	9,700	13,600
Om of Medicine acquisition (Note 9)	7,700	—	—	—	—	7,700
Accumulated amortization	—	(580)	(100)	(263)	(808)	(1,751)
Balance, December 31, 2019	$26,441	$2,247	$137	$3,725	$8,892	$41,442
Amortization expense	—	(435)	(75)	(280)	(1,455)	(2,245)
Balance, September 30, 2020	$26,441	$1,812	$62	$3,445	$7,437	$39,197

(c)   Impairment of Intangible Assets and Goodwill

On an annual basis, the Company assesses the Company’s CGUs for indicators of impairment or when facts or circumstances suggest that the carrying amount may exceed the recoverable amount. Goodwill is tested for impairment annually. For the purpose of impairment testing, goodwill is allocated to the Company’s CGUs to which it relates. There were no indications of goodwill impairment during 2020 and Goodwill was not tested during the nine months ended September 30, 2020.

10

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

9.	ACQUISITIONS AND BUSINESS COMBINATIONS

Cannex Capital Holdings, Inc.

On July 31, 2019, 4Front Holdings LLC (“Holdings”) and Cannex Capital Holdings, Inc. (“Cannex”) completed their business combination and the creation of 4Front Ventures Corp. (“4Front”). The acquisition combines Cannex’s understanding of large-scale cultivation and manufacturing operations with 4Front’s existing asset base and its retail and regulatory capabilities.

The business combination was completed by way of a plan of arrangement agreement under the Business Corporations Act (British Columbia) pursuant to the terms of the business combination agreement among Holdings, Cannex, 4Front and 1196260 B.C. Ltd. dated March 1, 2019, as amended (the “Arrangement Agreement”). Pursuant to the terms of the Arrangement Agreement, the former owners of Holdings exchanged, through a series of transactions, their respective interests in Holdings in exchange for a total of 340.4 million shares in 4Front when calculated as if all share classes were converted to Subordinate Voting Shares.

Holdings has been identified for accounting purposes as the acquirer, and accordingly 4Front is considered a continuation of Holdings and the net assets of Cannex on July 31, 2019, the date of the business combination, are deemed to have been acquired by Holdings.

The Company recorded the acquired balance at fair value as determined by third party valuation firms. The following table summarizes the purchase price allocation:

Consideration transferred:
Equity issued (1)	$181,110
Fair value of GGP warrants (2)	5,779
Replacement warrants (3)	5,317
Replacement stock options (4)	6,825
Total	$199,031

11

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

9.	ACQUISITIONS AND BUSINESS COMBINATIONS (CONTINUED)

Cannex Capital Holdings, Inc. (continued)

Fair value of net assets acquired:
Cash	$9,119
Accounts receivable	1,869
Prepaid expenses	352
Inventory	527
Property and equipment	1,230
Notes receivable	2,233
Notes receivable – 4Front (5)	12,497
Deposits – equipment	2,182
Deposits – real estate	820
Right-of-use assets	15,160
Investments	759
Lease receivables	33,192
Intangible assets	13,600
Goodwill	166,557
Accounts payable and accrued liabilities	(3,042)
Notes payable	(201)
Contingent consideration payable – Pure Ratios	(1,500)
Convertible notes	(39,881)
Lease liability	(16,442)
$199,031

(1)	As part of the business combination, 190,482,146 shares were issued to Cannex investors with a value of $0.95 per share ($1.25 CAD).

(2)	On July 31, 2019, 13,521,328 warrants that were held by Gotham Green Partners (the “GGP Warrants”) were replaced with warrants with the same terms in 4Front Ventures Corp, with a fair value of $5,779.

12

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

9.	ACQUISITIONS AND BUSINESS COMBINATIONS (CONTINUED)

Cannex Capital Holdings, Inc. (continued)

In determining the fair value of the warrants issued to GGP, the Company used the Black-Scholes option pricing model with the following weighted average assumptions:

July 31, 2019
Risk-Free Interest Rate	1.84%
Expected Life of Options (years)	2.31
Expected Annualized Volatility	89%
Expected Forfeiture Rate	nil
Expected Dividend Yield	nil
Black-Scholes Value of Each Option	$0.43

(3)     On July 31, 2019, 25,251,757 warrants that were held by third parties, were replaced with warrants with the same terms in 4Front Ventures Corp, which had a total fair value of $5,317 determined using the Black-Scholes valuation model (Note 13). The value of these warrants is recorded as derivative liability, as the exercise price of these warrants are denominated in a foreign currency, Canadian Dollars.

(4)	On July 31, 2019, 16,346,665 stock options held by Cannex shareholders were replaced with stock options of 4Front. These replacement options had the same terms as the original options. The fair value of the replacement options was $9,098, determined using the Black-Scholes model. The consideration for the business combination includes $6,825 for replacement options, relating to past service with the remaining $2,273 recognized over the vesting period.

(5)	As at July 31, 2019, Cannex had advanced the Company $12,497. The note is eliminated upon consolidation.

Intangible assets comprise of trademarks with a fair value of $3,900 and know-how with a fair value of $9,700. The goodwill of $166,557 is attributable mainly to the skills and technical expertise of Cannex’s work force and the synergies expected to be achieved from integrating Cannex into 4Front’s existing Cannabis business. None of the goodwill recognized is expected to be deductible for tax purposes. During the year ended December 31, 2019, the Company recognized an impairment loss of $131,406 related to the business combination with Cannex.

Acquisition costs of $2,324, were excluded from the consideration transferred, and were included in general and administrative expenses in the year ended December 31, 2019.

13

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

9.	ACQUISITIONS AND BUSINESS COMBINATIONS (CONTINUED)

Om of Medicine LLC

On April 15, 2019, the Company acquired 100% of Om of Medicine LLC (“OM of Medicine”), a dispensary in Michigan. The purpose of the acquisition was to expand the Company’s presence to Michigan.

The acquisition was accounted for in accordance with IFRS 3, and related operating results are included in the accompanying consolidated statements of operations, changes in equity and statement of cash flows for periods subsequent to the date of acquisition. Goodwill arose because the consideration paid for the business acquisition reflected the benefit of expected revenue growth and future market development. During the fourth quarter of 2019, management performed its annual impairment test and concluded that the carrying value was higher than the recoverable amount and recorded impairment losses of goodwill and intangibles assets of $2,651.

The transaction was accounted for by the Company as a business combination, with the results included in the Company’s net earnings from the date of acquisition. The assets acquired and the liabilities assumed have been recorded by the Company at fair value as determined by the Company.

The following table summarizes the purchase price allocation:

Consideration transferred:
Cash	$227
Contingent consideration (1)	3,750
Payables issued (2)	1,058
Equity paid (3)	4,400
Total	$9,435

Fair value of net assets acquired are continued on the following page:

14

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

9.	ACQUISITIONS AND BUSINESS COMBINATIONS (CONTINUED)

Om of Medicine LLC (continued)

Fair value of net assets acquired:
Cash	$51
Inventory	298
Property and equipment	192
Right-of-use assets	574
Goodwill	1,435
Intangible assets	7,700
Accounts payable and accrued liabilities	(161)
Notes payable	(80)
Lease liability	(574)
$9,435

(1)	Contingent consideration is payable depending on reaching certain future sales targets by Om of Medicine LLC. The Company determined the contingent payments to be $3,750. See Note 17.
(2)	Consists of $1,058 held back by the Company to pay future taxes, other expenses or payments to the sellers.
(3)	As part of the business combination, 9,040 Class F shares were issued which were valued at $4,400.

Acquisition costs of $29, were excluded from the consideration transferred, and were included in Selling, General and Administrative Expenses in the period in which they were incurred.

PHX Interactive, LLC

On February 22, 2019, the Company completed an acquisition of 100% of PHX Interactive, LLC (“PHX”), an entity that operates Greens Goddess Products, Inc., a cannabis license holder and dispensary operator in Phoenix, Arizona. The purpose of the acquisition was to expand the Company’s operations to Arizona.

The acquisition was accounted for in accordance with IFRS 3, and related operating results are included in the accompanying consolidated statements of operations and comprehensive loss, changes in equity and statement of cash flows for periods subsequent to the date of acquisition. Due to a management agreement between PHX and Greens Goddess, PHX controls Greens Goddess and the Company consolidates both PHX and Greens Goddess from the date of acquisition.

Goodwill arose because the consideration paid for the business acquisition reflected the benefit of expected revenue growth and future market development. These benefits were not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets.

15

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

9.	ACQUISITIONS AND BUSINESS COMBINATIONS (CONTINUED)

PHX Interactive, LLC (continued)

The transaction was accounted for by the Company as a business combination, with the results included in the Company’s net earnings from the date of acquisition. The assets acquired and the liabilities assumed have been recorded by the Company at fair value as determined by the Company.

On March 20, 2020, the Company completed the sale of PHX and Green Goddess to a third party for $6,000 in cash. See note 23.

The following table summarizes the purchase price allocation:

Consideration transferred:
Cash	$3,360
Payables issued (1)	305
Equity paid (2)	2,675
Total	$6,340

Fair value of net assets acquired:
Cash	$102
Inventory	91
Property and equipment	72
Deposits	2
Goodwill	6,225
Accounts payable and accrued liabilities	(152)
6,340

(1)	Consists of $305 held back by the Company to pay certain vendor payables.
(2)	As part of the business combination, 5,496 Class F shares were issued which were valued at $2,675.

16

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

10.	LEASES

(a)	The Company as a Lessee

The Company initially adopted IFRS 16 effective January 1, 2019, whereby the amount recognized as a right-of-use asset was equal to the present value of the future lease payments due under outstanding leases at January 1, 2019. The right-of-use assets are being depreciated on a straight-line basis over the remaining term of the underlying lease as there are no options to acquire or otherwise transfer ownership of the underlying asset to the Company at the end of the lease term. Right of use assets consist of the following:

Right of Use, Net
Balance, January 1, 2019	$—
Adoption of IFRS 16	5,580
Acquisition	15,734
Additions	936
Disposals	(933)
Depreciation	(841)
Balance, December 31, 2019	$20,476
Additions	7,194
Disposals	(1,256)
Depreciation	(1,128)
Balance, September 30, 2020	$25,286

The lease obligations consist of the following:

	September 30, 2020	December 31, 2019
Balance, beginning of the year	$21,948	$87
Adoption of IFRS 16	—	5,810
Acquisitions	—	17,016
Additions	7,098	936
Disposals	(2,540)	(968)
Interest	1,287	1,157
Principal payments	(903)	(2,090)
Balance, end of the year	$26,890	$21,948
Less current portion	(1,499)	(972)
Long term lease obligations	$25,391	$20,976

17

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

10.	LEASES (CONTINUED)

Future minimum lease payments (principal and interest) on the leases is as follows:

September 30, 2020
2020	$997
2021	4,450
2022	4,527
2023	4,536
2024	4,436
Thereafter	27,861
Total minimum lease payments	$46,807
Effect of discounting	(19,917)
Present value of minimum lease payments	$26,890
Current portion lease obligations	(1,499)
Long term lease obligations	$25,391

The Company has right-of-use assets and lease liabilities for leased real estate for dispensaries, cultivation facilities and office space. The incremental borrowing rate for the Company at January 1, 2019 and through September 30, 2020 was 10.25%.

(a)	The Company as a Lessor:

The Company is a landlord for one lease and one sublease for cannabis facilities with two licensed cannabis cultivators in the state of Washington. The Company acquired these leases in the Cannex business combination. The Company owns one of the facilities and leases the other from a third party. The following table summarizes changes in the Company’s lease receivables:

	September 30, 2020	December 31, 2019
Balance, beginning of the year	$33,500	$—
Acquisitions	—	33,192
Interest	8,514	4,528
Lease payments received	(8,202)	(4,220)
Balance, end of the period	$33,812	$33,500
Less current portion	(11,626)	(9,556)
Long term lease obligations	$22,186	$23,944

18

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

10.	LEASES (CONTINUED)

Future minimum lease payments receivable (principal and interest) on the leases is as follows:

As of September 30, 2020
2020	$2,762
2021	11,846
2022	12,725
2023	1,575
2024	—
Thereafter	—
Total minimum lease payments	28,908
Effect of discounting	(9,462)
Present value of minimum lease payments	$19,446
Present value of residual value of leased property	14,366
Total lease receivable	$33,812
Current portion lease receivable	(11,626)
Long term lease receivable	$22,186

11.	NOTES PAYABLE AND CONVERTIBLE NOTES

The Company’s notes payable and convertible notes are as follows:

	Gotham Green Partners, LLC	LI Lending, LLC	Convertible Notes	Convertible Notes (Swap)	Other Loans	Total
Balance, December 31, 2018	$—	$—	$—	$—	$9,198	$9,198
Acquisitions (Note 9)	39,881	—	—	—	—	39,881
Equity component	(4,874)	—	—	—	—	(4,874)
Loans advanced, net	—	44,194	—	—	4,145	48,339
Loan payments	(953)	—	—	—	(4,058)	(5,011)
Accretion income	(337)	—	—	—	—	(337)
Accrued interest	1,890	95	—	—	—	1,985
Balance, December 31, 2019	35,607	44,289	—	—	9,285	89,181
Loans advanced, net	2,810	—	5,827	—	—	8,637
Equity exchanged	—	—	—	13,661	—	13,661
Equity component	(20)	—	(992)	(7,490)	—	(8,502)
Loan payments	(8,295)	(1,250)	—	—	512	(9,033)
Accretion income	(605)	—	—	—	—	(605)
Amortization of loan discount	—	129	192	482	—	803
Accrued interest	1,967	1,859	135	—	86	4,047
Balance, September 30, 2020	$31,464	$45,027	$5,162	$6,653	$9,883	$98,189

19

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

11.	NOTES PAYABLE AND CONVERTIBLE NOTES (CONTINUED)

	Gotham Green Partners, LLC	LI Lending, LLC	Convertible Notes	Convertible Notes (Swap)	Other Payables	Total
Balance, December 31, 2019	$35,607	$44,289	$—	$—	$9,285	$89,181
Less: current portion	—	—	—	—	(7,382)	(7,382)
Long term portion	35,607	44,289	—	—	1,903	81,799

Balance, September 30, 2020	31,464	45,027	5,162	6,653	9,883	98,189
Less: current portion	—	—	—	—	(8,026)	(8,026)
Long term portion	$31,464	$45,027	$5,162	$6,653	$1,857	$90,163

Convertible Notes

On May 14, 2020, the company issued $5,827 in convertible notes to existing investors in the Company. The notes pay interest of 5% per annum and have a maturity date of February 28, 2022. The notes can be converted into Class A Subordinate Voting Shares of the Company for $0.25 per share at any time at the option of the holder. The Company can require mandatory conversion at any time after November 14, 2020 if that the Company’s stock price remains above $0.50 for 45 consecutive days.

As part of issuing the convertible notes, the investors were given the right to exchange stock in the Company into separate convertible notes (swap notes). In total 29,775,670 shares with a value of $13,661 were exchanged for $13,661 in convertible notes. These notes were effective May 28, 2020, have a maturity date of May 28, 2025, and can be converted into Class A Subordinate Voting Shares of the Company for $0.46 per share at any time at the option of the holder. The notes pay no interest if the Company’s annual revenue is greater than $15,000, and 3% annually otherwise. The Company can require mandatory conversion at any time that the Company’s stock price remains above $0.92 for 45 consecutive days.

Gotham Green Partners LLC

Through the Cannex business combination (Note 9), the Company assumed senior secured convertible notes issued to Gotham Green Partners LLC (“GGP”). The convertible loan has a fair value on acquisition of $39,881 which was determined as the present value of the loan and the fair value of the conversion feature. The fair value of the conversion feature was determined to be $4,874 based on the acquisition date intrinsic value of the option. Upon acquisition, the Company reclassified the fair value of the conversion feature to equity.

The convertible loans have a principal value of $33,502 and a maturity date of November 21, 2021. The notes have a coupon of LIBOR +11% in year 1, LIBOR +10% in year 2 and LIBOR +9.5% in year 3, with agreed voluntary prepayment rights. 50% of the interest accrued monthly is payable in cash and 50% of the interest remains outstanding and accrued.

20

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

11.	NOTES PAYABLE AND CONVERTIBLE NOTES (CONTINUED)

The notes are exchangeable into shares of the Company at $0.83 per common share. The notes include 7,000,000 warrants to purchase shares for $1.00 per share, 4,511,279 warrants to purchase in shares for $1.33 per share, and 2,010,050 to purchase shares for $1.99 per share.

On January 29, 2020, the Company issued convertible secured promissory notes for a total of $3,000 to entities associated with GGP. These notes were due on July 29, 2020 and accrued interest at 15% with no payments due until the maturity date. The notes were convertible at the option of the holder into the Company’s stock for the equivalent of $0.64675 per share. The notes were repaid in full in May 2020.

The Company used an independent valuation company to value the notes as of July 31, 2019 using a 10.25% discount rate which management determined was the rate for similar notes with no conversion feature or warrants. During the nine months ended September 30, 2020, the Company recorded $605 in accretion income in relation to the convertible notes.

The Company has financial ratio covenants pertaining to the GGP notes including a fixed charge coverage ratio of above 1:1 and a debt-to-EBITDA ratio below 5:1, with debt calculated as debt less any unrestricted cash. As part of the GGP approval of the business combination with Cannex, the Company’s compliance with the financial ratio covenants was suspended until after July 31, 2020.

LI Lending LLC

On May 10, 2019, the Company entered into a loan agreement with LI Lending LLC, a related party, for $45,000. LI Lending LLC is related because an officer of the Company is a part-owner of LI Lending LLC. As at September 30, 2020, the Company had drawn the full $45,000 on the loan, repaid $1,250 in principal, and had transaction costs of $806.

The loan matures on May 10, 2024 and bears interest at 10.25%. An exit fee of 20% of the principal balance will be due as principal is repaid. Monthly interest-only payments are required, and all accrued interest was paid through September 30, 2020.

The Company is subject to certain restrictions under the loan agreement, which include the segregation of the proceeds, the use of the funds for permitted uses, and providing security interest on assets acquired with the proceeds. In April 2020, the loan was amended. In exchange for consent to allow the sale of the Pennsylvania and Maryland assets and the release of related collateral, the Company has agreed to make prepayments of principal to LI Lending in the amount of $250 per month for an eight-month period beginning on May 1, 2020. Additionally, the Company agreed to pay an increased interest rate of an additional 2% on the final $10,000 of the loan until such time as this amount has been paid down. The remaining loan amount will be subject to the original 10.25% interest rate.

21

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

11.	NOTES PAYABLE AND CONVERTIBLE NOTES (CONTINUED)

Other

Outstanding as at September 30, 2020 were short term payables totaling $8,026 which include payables assumed in the acquisitions of Healthy Pharms Inc, Om of Medicine LLC, PHX Interactive LLC and Arkansas entities, and equipment leases as follows:

Subsidiary	Terms	September 30, 2020	December 31, 2019
Healthy Pharms Inc.	Secured promissory note due December 18, 2020, interest at 15% paid in-kind.	$5,469	$5,429
Om Medicine, LLC	Unsecured promissory note, principal due upon completion of tax deliverables.	1,058	1,058
PHX Interactive LLC	Unsecured promissory note, principal to be used to pay income taxes.	427 7	134
Arkansas Entities	Unsecured promissory note, monthly interest payments at 12% per annum	-1	561
Equipment Loans	Secured by equipment, monthly payments beginning in 2021 at 15% per annum	1,005 1	—
Other	Various	67 7	200
Total Notes Payable and Convertible Notes		$8,026	$7,382

At September 30, 2020, the Company had $1,857 (December 31, 2019 - $1,903) in long-term notes payable from the acquisition of non-controlling interest in three Arkansas entities ($1,730), and equipment loans ($127).

Future minimum payments on the notes payable and convertible debt is as follows:

September 30, 2020
2020	$5,469
2021	36,930
2022	6,357
2023	—
2024	52,000
Thereafter	13,661
Total minimum payments	114,417
Effect of discounting	(16,228)
Present value of minimum payments	98,189
Current portion	(8,026)
Long term portion	$90,163

22

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

12.	SHARE CAPITAL AND EQUITY

The Company has authorized an unlimited number of Class A Subordinate Voting Shares (“SVS”), Class B Subordinate Proportionate Voting Shares (“PVS”), and Class C Multiple Voting Shares (“MVS”), all with no par value. All share classes are included within share capital in the consolidated statements of shareholder’s equity on an as converted basis. Each share class is entitled to notice of and to attend at any meeting of the shareholders, except a meeting of which only holders of another particular class of shares will have the right to vote. All share classes are entitled to receive dividends, as and when declared by the Company, on an as-converted basis, and no dividends will be declared by the Company on any individual class unless the Company simultaneously declares or pays dividends on all share classes. No subdivision or consolidation of any share class shall be made without simultaneously subdividing or consolidating all share classes in the same manner.

Class A Subordinate Voting Shares

Holders of Class A Subordinate Voting Shares are entitled to one vote in respect of each SVS.

Class B Subordinate Proportionate Voting Shares

Holders of Class B Subordinate Proportionate Voting Shares are entitled to one vote in respect of each SVS. Each PVS is convertible into 80 SVS at the holders’ option.

Class C Multiple Voting Shares

Holders of Class C Multiple Voting Shares are entitled to 800 votes in respect of each MVS. One MVS can convert to one SVS but are not convertible until the later of the date that (i) the aggregate number of PVS and MVS held by the Initial Holders (being the MVS holders on their initial issuance) on are reduced to a number which is less than 50% of the aggregate number of PVS and MVS held by the Initial Holders on the date of completion of the Business Combination with Cannex, and (ii) 3 years following the date of the business combination with Cannex.

Series	Shares outstanding as of September 30, 2020	As converted to SVS Shares
Class A – Subordinate Voting Shares	353,593,800	353,593,800
Class B – Proportionate Subordinate Voting Shares	1,883,964	150,717,120
Class C – Multiple Voting Shares	1,276,208	1,276,208
		505,587,128

23

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

13.	WARRANTS

As of September 30, 2020, there were share purchase warrants outstanding to purchase up to 16,775,068 SVS shares:

Series	Number of warrants	Weighted average exercise price
Balance, December 31, 2019	42,186,501	$1.14
Issued	2,230,080	0.67
Exercised	(2,389,756)	0.53
Expired	(25,251,757)	—
Balance, September 30, 2020	16,775,068	$1.13

As of September 30, 2020, the Company has the following warrants outstanding and exercisable.

Warrants Outstanding	Exercise Price	Expiry Date
7,000,000	$1.00	November 21, 2021
4,511,278	$1.33	November 21, 2021
2,010,050	$1.99	November 21, 2021
1,023,660	$0.53	October 23, 2020
2,230,080	$0.67	January 29, 2023
16,775,068

14.	NON-CONTROLLING INTEREST

The non-controlling interest of the Company for each affiliate are summarized in the following table:

	Premium Medicine of Maryland	Silver Spring Consulting Group	Mission MA	Illinois Grown Medicine	Chesapeake Integrated Health Institute	Harborside Illinois Grown Medicine	Adroit Consulting Group	Mission Maryland	Other	Total
Balance at December 31, 2018	$(444)	$(37)	$(663)	$(600)	$(267)	$(212)	$12	$60	$483	$(1,668)
Purchase of non-controlling interest	—	—	663	600	267	308	(12)	(53)	(7)	1,766
Net income attributable to non-controlling interest	94	182	—	—	—	(96)	—	(7)	(476)	(303)
Balance at December 31, 2019	$(350)	$145	$—	$—	$—	$—	$—	$—	$—	$(205)
Purchase of non-controlling interest	$390	$(136)								254
Net income attributable to non-controlling interest	(40)	(9)	—	—	—	—	—	—	—	(49)
Balance at September 30, 2020	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—

15.	EQUITY-BASED COMPENSATION

The Company adopted two equity incentive plans where the Company may grant both Class A and Class B stock options. Under the terms of the plans, the maximum number of stock options which may be granted are a total of ten percent of the number of shares outstanding assuming conversion of all shares to SVS. The exercise price for stock options issued under the plans will be set by the compensation committee of the board of directors but will not be less than 100% of the fair market value of the Company’s shares on the grant date. Stock options have a maximum term of 10 years from the date of grant. Stock options vest at the discretion of the Board.

24

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

15.	EQUITY-BASED COMPENSATION (CONTINUED)

As of September 30, 2020, the Company had the following options outstanding and exercisable on an as-converted basis:

Grant Date	Strike Price in CAD$	Options Outstanding	Exercisable Options	Life Remaining (years)
July 31, 2019	1.00	9,650,000	9,650,000	2.20
July 31, 2019	1.00	1,900,000	874,998	3.01
July 31, 2019	1.50	650,000	485,000	3.70
July 31, 2019	1.50	800,000	333,333	3.72
July 31, 2019	0.10	6,245,840	6,245,840	3.96
August 22, 2019	0.80	6,608,520	2,936,610	3.90
August 22, 2019	1.00	6,150,000	1,881,450	3.90
November 1, 2019	0.80	1,200,000	—	4.09
November 6, 2019	0.80	15,040	—	4.10
February 3, 2020	0.80	425,000	25,000	4.35
June 8, 2020	0.80	25,000	—	4.69
July 31, 2020	0.80	1500,000	933,334	4.84
September 15, 2020	0.86	8,315,960	—	4.96
		43,485,360	23,365,565	3.73

Through September 30, 2020, 8,867,400 stock options were cancelled or forfeited. During the three months ended September 30, 2020 and 2019, the Company recognized share-based compensation of $1,517 and $3,491 respectively. For the nine months ended September 30, 2020 and 2019, the Company recognized share-based compensation of $3,792 and $4,200, respectively.

16.	RELATED PARTIES

(a)	Key management personnel compensation

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and board of directors. Compensation provided to key management for the nine-month period ended September 30, 2020 and 2019 is as follows:

	September 30, 2020	September 30, 2019
Salaries, fees and benefits	1,300	1,143
Equity-based compensation	1,211	153
Termination benefits	134	—
Key Management Compensation	$2,645	$1,296

25

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

16.	RELATED PARTIES (CONTINUED)

(b)	Related party transactions

Certain subsidiaries which were acquired in the business combination with Cannex have contractual relationships with two licensed Washington cannabis producer/processors: Superior Gardens LLC (d/b/a Northwest Cannabis Solutions) (“NWCS”) and 7Point Holdings LLC (“7Point”).

NWCS and the Company are parties to a commercial gross lease expiring December 31, 2022 with two five-year renewal options. For the nine months ended September 30, 2020 the Company recognized $6,260 from interest revenue on the lease receivable for this lease.

7Point and the Company are parties to a commercial sublease expiring November 30, 2023 with one five-year renewal option. For the nine months ended September 30, 2020 the Company recognized $2,254 from interest revenue on lease receivable for this lease.

The Company has entered into a service agreement with NWCS to provide consulting and personnel services for growing and processing cannabis for $30 per month and to act as exclusive purchasing agent for equipment, machinery, and other supplies for $20 per month for a three-year term expiring January 1, 2021 with automatic renewal for additional three-year terms. The Company recognized a total of $905 for the nine months ended September 30, 2020.

NWCS and the Company have entered into a packaging supply agreement under commercially reasonable pricing terms by which NWCS submits packaging and equipment orders for Company-designed packaging sold by NWCS under an exclusive license to use Company brands and recipes in the state of Washington. The packaging supply agreement has an initial term of three years expiring January 1, 2021 with automatic renewal for additional three-year periods. The Company recognized total of $2,286 in revenue for the nine months ended September 30, 2020 under the packaging supply agreement.

As of September 30, 2020, the Company held three notes receivable from these related parties with a balance of $414 (2019 - $641).

As of September 30, 2020, $288 (2019 - $1,528) of the Company’s trade receivables were due from NWCS and 7Point (collected subsequent to year end).

An officer of the Company is a part-owner of a LI Lending LLC which extended the Company a real estate improvement/development loan of $45,000 of which $43,750 was outstanding as of September 30, 2020.

An officer of the Company holds an interest in an online marketing company serving the online CBD market which provides online marketing services for Pure Ratios. Pure Ratios paid $4,301 (2019 - $nil) for the nine months ended September 30, 2020 to this vendor for management fees, pass through marketing costs and customer service.

26

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

17.	CONTINGENCIES
(a)	Cannabis Industry

Cannabis is considered a Schedule 1 substance under the Controlled Substance Act. As such, there is an inherent risk related to the federal government’s position on cannabis; additionally, the risk exists, due to the Company’s business in cannabis, that third party service providers could suspend or withdraw services and as well as the risk that regulatory bodies could impose certain restrictions on the issuer’s ability to operate in the U.S.; however, the Company has deemed it not reasonable to estimate a potential liability related to the possible enforcement of laws against the medical cannabis industry.

(b)	Contingent consideration payable

As part of the acquisition of Om of Medicine, LLC and Cannex’s prior acquisition of Pure Ratios, the Company is subject to contingent consideration payable to the original vendors. The fair value of the contingent consideration, which is based on specific revenue levels achieved over a 2-3 year period, is as follows:

	Om of Medicine	Pure Ratios	Total
Balance, December 31, 2019	$3,964	$1,500	$5,464
Additions	—	—	—
Accretion	448	—	448
Changes in fair value	774	(750)	24
Payments	—	(750)	(750)
Balance, September 30, 2020	$5,222	$—	$5,222
Less: current portion	(2,100)	—	(2,100)
Long term portion	$3,122	$—	$3,122

27

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

17.	CONTINGENCIES (CONTINUED)

The contingent consideration payable is measured at fair value based on unobservable inputs and is considered a Level 3 financial instrument. The determination of the fair value of these liabilities is primarily driven by the Company’s expectations of the respective subsidiaries achieving certain milestones. The expected milestones were assigned probabilities and the expected related cash flows were discounted to derive the fair value of the contingent consideration.

i)	OM of Medicine: The contingent consideration payable is determined as the amount in excess of gross sales of $3,400 (for fiscal 2020 and 2021) and $3,500 (2022) to a maximum payable of $6,000. At December 31, 2019, the probability of achieving all milestones to Om of Medicine’s contingent consideration payable was estimated to be 57%. During 2020, the probability was increased to 100% and the contingent liability was increased by $774 and a loss on the fair value adjustment was recorded to Other in Other Income (Expense) on the Consolidated Statements of Operations and Comprehensive Loss.

ii)     Pure Ratios: Contingent consideration of $750 was earned due to CBD sales reaching a milestone, and stock was issued to the seller with a value of $94. Per an amendment to the agreement, $656 of the earned consideration was used to reduce the principal of the Accucanna note receivable. As of September 30, 2020, the Company determined that the probability of reaching a separate milestone for THC sales has a 0% probability and the value of the contingent liability was reduced by $750. A gain on the fair value adjustment was recorded to Other in Other Income (Expense) on the Consolidated Statements of Operations and Comprehensive Loss.

(b)	Legal Matters

In June 2020, the Company sold a legal claim on a consulting client to a third party for $2,480 in cash. Under certain circumstances, the Company will receive additional consideration. The Company is unable to estimate the value of this contingent consideration. The Company recorded a gain of $2,480 that was recorded to Other in Other Income (Expense) on the Consolidated Statements of Operations and Comprehensive Loss.

From time to time, the Company may be involved in certain disputes arising in the ordinary course of business. Such disputes, taken in the aggregate, are not expected to have a material adverse effect on the Company. As of September 30, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations. There are also no proceedings in which any of the Company’s directors, officers, or affiliates is an adverse party or has a material interest adverse to the Company’s interest.

28

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

18.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments consist of cash, accounts receivable, other receivables, notes receivable, restricted cash, investments, accounts payable and accrued expenses, contingent consideration payable, notes payable, and derivative liabilities. The carrying values of these financial instruments approximate their fair values as of September 30, 2020 and December 31, 2019.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1	quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value of the Company’s cash, accounts receivable, other receivables, accounts payable and accrued expenses approximates carrying value due to their short-term nature. The Company’s restricted cash, and investments approximate fair value due to the nature of the instruments. The Company’s notes receivable, convertible notes payable, and notes payable approximate fair value due to the instruments bearing market rate of interest.

There were no transfers between fair value levels during the three and nine months ended September 30, 2020 and the year ending December 31, 2019.

(a)	Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instruments related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

(b)	Credit Risk

Credit risk is the risk of loss associated with counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash, lease receivables, other receivables, and notes receivable. The Company’s maximum credit risk exposure is equivalent to the carrying value of these instruments.

The risk exposure is limited to the carrying amounts at the statement of financial position date. The risk to cash deposits is mitigated by holding these instruments with regulated financial institutions. Lease receivables, notes receivables and other receivables credit risk arises from the possibility that principal and interest due may become uncollectible. The Company mitigates this risk by managing and monitoring the underlying business relationships.

As of September 30, 2020, the maximum credit exposure related to the carrying amounts of accounts receivable, notes receivable and lease receivable was $39,041.

29

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

18.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

(c)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to raise sufficient capital to settle obligations and liabilities when due.

(d)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s secured convertible notes with GGP (Note 11) bear interest at variable rates and is exposed to interest rate risk. If the LIBOR had increased by 1% during the nine months ended September 30, 2020, the Company’s net loss would have increased by approximately $240.

(e)	Foreign Exchange Risk

The Company is exposed to exchange rate fluctuations between United States and Canadian dollars. The Company’s share price is denominated in Canadian dollars. If the Canadian dollar declines against the United States dollar, the United States dollar amounts available to fund the Company through the exercise of stock options or warrants will be less. The Company also has bank accounts with balances in Canadian dollars. The value of these bank balances if converted to U.S. dollars will fluctuate. While the Company maintains a head office in Canada where it incurs expenses primarily denominated in Canadian dollars, such expenses are a small portion of overall expenses incurred by the Company. The Company does not have a practice of trading derivatives and does not engage in “natural hedging” for funds held in Canada.

The Company has determined that as at September 30, 2020, the effect of a 10% increase or decrease in the Canadian dollar against the U.S. dollar on financial assets and liabilities would result in an increase or decrease of approximately $109 to comprehensive loss for the nine months ended September 30, 2020.

(f)	Other Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company is subject to risk of prices to its products due to competitive or regulatory pressures.

19.	SEGMENT INFORMATION

Operating segments are components of the Company that combine similar business activities, with activities grouped to facilitate the evaluation of business units and allocation of resources by the Company’s board and management. As at September 30, 2020, the Company had five reportable segments:

30

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

19.	SEGMENT INFORMATION (CONTINUED)

•	Retail – all Company controlled cannabis dispensaries.
•	Production – production of cannabis products and the importing of equipment and supplies for resale.
•	Pure Ratios – production and sale of CBD products.
•	Real Estate – leasing of cannabis production facilities in the state of Washington.
•	Corporate

All of the Company’s revenues were earned in the United States and all of the Company’s non-financial long-lived assets are located in the United States.

September 30, 2020	Retail	Production	Real Estate	Pure Ratios	Corporate	Total
Revenues	$21,926	$4,116	$—	$6,090	$—	$32,132
Cost of goods sold	15,034	2,300	—	1,422	—	18,756
Net change from biological assets	—	2,305	—	—	—	2,305
Real estate income	—	—	8,514	—	—	8,514
Selling & marketing expenses	9,801	140	—	6,034	—	15,975
General & administrative expenses	—	—	294	—	11,610	11,904
Depreciation and amortization	1,042	1,710	—	325	—	3,077
Equity based compensation	—	—	—	—	3,792	3,792
Interest income	—	23	—	—	48	71
Interest expense	245	—	95	14	12,393	12,747
Gain on sale of subsidiaries	—	—	—	—	15,940	15,940
Sale of legal claim	—	—	—	—	2,456	2,456
Income (loss) before income taxes	(4,194)	2,293	8,125	(1,707)	(8,992)	(4,475)
Income taxes	3,427	—	—	—	2,000	5,427
Total assets	50,001	92,434	42,178	20,167	5,123	209,903

September 30, 2019	Retail	Production	Real Estate	Pure Ratios	Corporate	Total
Revenues	$7,165	$712	$—	$533	$—	$8,410
Cost of goods sold	5,225	487	—	140	—	5,852
Net change from biological assets	—	152	—	—	—	152
Real estate income	—	—	1,676	—	—	1,676
Selling and marketing expenses	7,578	121	—	—	—	7,699
General and administrative expenses	—	—	86	—	13,171	13,257
Depreciation and amortization	1,534	808	—	188	—	2,530
Equity based compensation	—	—	—	—	4,200	4,200
Interest income	—	—	—	—	15	15
Interest expense	42	102	—	6	3,701	3,851
Gain on sale of subsidiaries	—	—	—	—	3,035	3,035
Sale of legal claim	—	—	—	—	2,500	2,500
Income (loss) before income taxes	(7,213)	(654)	1,590	199	(15,467)	(21,545)
Income taxes	440	—	—	—	—	440
Total assets	63,173	200,567	29,640	38,052	11,725	343,157

31

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

20.	RESTATEMENT OF 2019 FINANCIAL STATEMENTS

The Company originally concluded that the Company did not control certain entities that own cannabis licenses. The Company held management agreements where it performed management services in exchange for management fees. In preparation of the 2019 year-end financial statements, the Company concluded that by applying IFRS 10, it did have control of these entities upon the execution of the management agreements in 2015 for Mission MA Inc. (“MMA”), in 2017 for Chesapeake Integrated Health Institute, LLC (“CIHI”) and for Premium Medicine of Maryland (“Premium”) and in 2019 for Maryland Alternative Relief LLC.

The correction is being applied to the three and nine months ended September 30, 2019 in the Condensed Consolidated Interim Statements of Operations and Comprehensive Loss and the Condensed Consolidated Interim Statements of Cash Flows in the accompanying financial statements.

This correction includes the reclass adjustments to remove amounts for discontinued operations and to show them as a single line item on the Condensed Consolidated Interim Statements of Operations and Comprehensive Loss and the Condensed Consolidated Interim Statements of Cash Flows. See Note 23. The correction also includes purchase price adjustments for the Cannex acquisition that were recorded between September 30, 2019 and December 31, 2019.

The effect of this restatement on the 2019 financial statements are as follows:

32

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

	For the three months ended September 30, 2019
Impact on the consolidated statements of operations:	As Previously Reported	Effect of Correction	As Restated

REVENUE	$7,518	$(3,713)	$3,805

Cost of goods sold, sale of grown and manufactured products	(1,308)	—	(1,308)
Cost of goods sold, sale of purchased products	(2,466)	947	(1,519)
Gross profit before fair value adjustments	3,744	(2,766)	978

Unrealized fair value gain on biological assets	(231)	—	(231)
Gross profit	3,513	(2,766)	747

Real estate income	—	1,676	1,676

OPERATING EXPENSES
Selling and marketing expenses	4,896	(403)	4,493
General and administrative expenses	4,862	(882)	3,980
Depreciation and amortization	920	904	1,824
Equity based compensation	371	3,120	3,491
Total operating expenses	11,049	2,739	13,788
Loss from Operations	(7,536)	(3,829)	(11,365)

Other Income (Expense)
Interest income	15	—	15
Change in fair value of derivative liability	3,035	—	3,035
Interest expense	(2,578)	(150)	(2,728)
Foreign exchange gain	56	—	56
Total Other Income (Expense)	529	(150)	378

Net Loss Before Income Taxes	(7,008)	(3,979)	(10,987)

Income Tax Expense	138	(126)	12

Net Loss from Continuing Operations	(6,870)	(4,105)	(10,975)

Net Income from Discontinued Operations, Net of Taxes	—	(274)	(274)

Net Loss	(6,870)	(4,379)	(11,249)

Net Loss Attributable to Non-Controlling Interest	(6)	—	(6)

Net Loss Attributable to Shareholders	$(6,864)	$(4,379)	$(11,243)

33

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

	For the nine months ended September 30, 2019
Impact on the consolidated statements of operations:	As Previously Reported	Effect of Correction	As Restated

REVENUE	$15,395	$(6,985)	$8,410

Cost of goods sold, sale of grown and manufactured products	(3,657)	—	(3,657)
Cost of goods sold, sale of purchased products	(4,905)	2,710	(2,195)
Gross profit before fair value adjustments	6,833	(4,275)	2,558

Unrealized fair value gain on biological assets	152	—	152
Gross profit	6,985	(4,275)	2,710

Real estate income	—	1,676	1,676

OPERATING EXPENSES
Selling and marketing expenses	9,270	(1,571)	7,699
General and administrative expenses	13,257	—	13,257
Depreciation and amortization	2,322	208	2,530
Equity based compensation	1,080	3,120	4,200
Total operating expenses	25,929	1,757	27,686
Loss from Operations	(18,944)	(4,356)	(23,300)

Other Income (Expense)
Interest income	877	(862)	15
Change in fair value of derivative liability	3,035	—	3,035
Other Income	2,500	—	2,500
Interest expense	(3,851)	—	(3,851)
Foreign exchange gain	56	—	56
Total Other Income (Expense)	2,617	(862)	1,755

Net Loss Before Income Taxes	(16,327)	(5,218)	(21,545)

Income Tax Expense	(851)	411	(440)

Net Loss from Continuing Operations	(17,178)	(4,807)	(21,985)

Net Income from Discontinued Operations, Net of Taxes	—	(1,224)	(1,224)

Net Loss	(17,178)	(6,031)	(23,209)

Net Loss Attributable to Non-Controlling Interest	(116)	—	(116)

Net Loss Attributable to Shareholders	$(17,062)	$(6,031)	$(23,093)

34

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

	For the nine months ended September 30, 2019
Impact on the statement of cash flows:	As Previously Reported	Effect of Correction	As Restated
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss attributable to controlling interest	$(17,062)	$(4,807)	$(21,869)
Net loss attributable to non-controlling interest	(116)	—	(116)
Adjustments to reconcile change in net loss to net cash used by operating activities:	—	—	—
Depreciation and amortization	1,774	3,467	5,241
Equity based compensation	1,080	4,833	5,913
Accretion of lease liability	—	(2194)	(2,194)
Interest accrued on lease receivable	—	(308)	(308)
Accrued interest income on notes from related parties	671	(671)	—
Accrued interest on notes payable from related parties	239	(239)	—
Accrued interest on notes payable	333	(333)	—
Change in fair value of derivative liabilities	—	(3,035)	(3,035)
Accretion of convertible debentures and interest	—	(1,406)	(1,406)
Deferred rent	(1)	1	—
Deferred tax liability	(14)	925	911
Amortization of lease liability per IFRS 16	(117)	117	—
Changes in operating assets and liabilities	(2,286)	837	(1,449)
NET CASH USED IN OPERATING ACTIVITIES	15,499)	(2,813)	(18,312)
Net Cash Used in Discontinued Operating Activities	—	(1,699)	(1,699)
NET CASH USED IN OPERATING ACTIVITIES	(15,499)	(4,512)	(20,011)

CASH FLOWS FROM INVESTING ACTIVITIES
Long term deposits	—	(5,571)	(5,571)
Issuance of notes receivable to related parties	(2,911)	3,556	645
Purchase of Cannex, net of cash acquired	9,116	3	9,119
Gain of control of Mission MA Inc., net of cash acquired	56	(56)	—
Purchase of PHX Interactive, net of cash acquired	(3,258)	—	(3,258)
Purchase of Om of Medicine, net of cash acquired	(176)	—	(176)
Purchase of property and equipment	(14,264)	188	(14,076)
NET CASH USED IN CONTINUED INVESTING ACTIVITIES	(11,437)	(1,880)	(13,317)
Net Cash Used in Discontinued Investing Activities	—	(2,016)	(2,016)
NET CASH USED IN INVESTING ACTIVITIES	(11,437)	(3,896)	(15,333)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from related party loan	11,887	610	12,497
Proceeds from LI Lending loan, net of restricted cash	27,090	1,387	28,477
Repayment of convertible debt	—	(572)	(572)
Change of fair value of derivative liability	(3,035)	3,035	—
Repayment of Notes Payable	(4,275)	217	(4,058)
NET CASH PROVIDED BY FINANCING ACTIVITIES	31,667	4,677	36,344
Net Cash Used in Discontinued Financing Activities	—	4,049	4,049
NET CASH PROVIDED BY FINANCING ACTIVITIES	31,667	8,726	40,393
NET INCREASE (DECREASE) IN CASH	4,731	318	5,049
CASH, BEGINNING OF PERIOD	1,263	(476)	787
CASH, END OF PERIOD	$5,994	$(158)	$5,836

35

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

21. SUPPLEMENTARY CASH FLOW INFORMATION

Changes in non-cash working capital:

Changes in operating assets and liabilities	September 30, 2020	September 30, 2019
Accounts receivable	$344	$4,009
Change in fair value of biological assets	(2,305)	(152)
Inventory and biological assets	(5,037)	(2,992)
Prepaid expenses	523	90
Accounts payable and accrued liabilities	(1,919)	(1,960)
Taxes payable	5,423	(444)
	$(2,971)	$(1,449)

Non-cash activities during the nine months ended September 30, 2020 and 2019 were as follows:

	September 30, 2020	September 30, 2019
Biological assets transferred to Inventory	$14,637	$5,094

•	Cash paid for interest in for nine months ended September 30, 2020 and 2019 was $6,260 and $1,849 respectively.
•	Cash paid for income taxes for the nine months ended September 30, 2020 and 2019 was $Nil for 2020 and $1,118 for 2019.

36

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

22.	INCOME TAXES

On July 31, 2019, the Company converted to a C corporation in the province of British Columbia for US tax purposes due to the reverse takeover of Cannex. Prior to July 31, 2019, the Company was classified as a Limited Liability Corporation (“LLC”) for US tax purposes. As such, prior to July 31, 2019, losses generated from operations were passed through to individual members.

The Company’s statutory U.S federal income tax rate is 27.7%. The Company’s provision for income taxes differs from applying the U.S. federal income tax rate to income before taxes primarily due to the effect of IRC Section 280E, state income taxes, certain share-based compensation, interest accretion on debt, and miscellaneous permanent differences.

Internal Revenue Code (“IRC”) Section 280E denies, at the US federal level, deductions and credits attributable to a trade or business trafficking in controlled substances. Because the Company is subject to IRC Section 280E, the Company has computed its US tax based on gross receipts less cost of goods sold. The tax provision for the nine months ended September 30, 2020 and the year ended December 31, 2019, have been prepared based on the assumption that cost of goods sold is a valid expense for income tax purposes.

23.	DISPOSALS AND DISCONTINUED OPERATIONS

On January 21, 2020, the Company sold two management companies that controlled two Arkansas cannabis licenses to a third party for $2 million. A gain of $2 million is included in gain on sale of subsidiaries in the Consolidated Statements of Operations and Comprehensive Loss. The entities sold had no operations through the sale date.

On February 22, 2019, the Company acquired PHX Interactive LLC and control of Greens Goddess Inc., an Arizona cannabis dispensary. On March 20, 2020, the Company completed the divestiture of these entities through a sale to a third party for $6 million in cash. On December 31, 2019 the Company tested the Greens Goddess goodwill for impairment and based on the sale price, recorded $1,092 in goodwill impairment. The Company paid a $348 fee to a lender in exchange for allowing the Company to sell the dispensary. This fee is recorded as a disposal cost and is netted with gains as part of gain on sale of subsidiaries in the Consolidated Statements of Operations and Comprehensive Loss. Revenue and expenses, gains or losses relating to the discontinuation of these operations have been eliminated from the profit or loss from the Company’s continuing operations and are shown as part of a single line item for net loss from discontinued operations in the interim condensed consolidated statements of operations and comprehensive loss.

During April 2020, the Company contemplated the divesture of non-core assets in Pennsylvania, Maryland, and Arkansas.

The following sales of the Company’s dispensaries and management companies were recorded as gains on sale of subsidiaries in the interim condensed consolidated statements of operations and comprehensive loss. Revenue and expenses, gains or losses relating to the discontinuation of these operations have been eliminated from profit or loss from the Company’s continuing operations for all periods presented and are shown as part of a single line item in the interim condensed consolidated statements of operations and comprehensive loss.

37

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

23.	DISPOSALS AND DISCONTINUED OPERATIONS (CONTINUED)

On May 7, 2020, the Company completed the sale of the Mission Pennsylvania II LLC dispensary with a third party for $10.55 million in cash.

On September 1, 2020, the Company completed the sale of the Company’s 79.5% interest in Arkansas Natural Products Management LLC, that manages an Arkansas dispensary. The Company received $1,384 in cash and a note receivable for $1,065 that is payable by March 15, 2021. If certain conditions are met, the payment will be due earlier. The note is secured by the buyer’s interest in another Arkansas dispensary license.

On September 23, 2020, the Company completed the sale of one Maryland dispensary and two management companies that manage two additional Maryland dispensaries to a third party for $5.5 million in cash.

On September 30, 2020, the Company completed the sale of the Company’s 80% interest in a Maryland management company that manages a Maryland dispensary. The buyer is the owner of the dispensary and paid $1,200 in cash.

The entities that were sold during the nine months ended September 30, 2020 were part of the Retail segment (Note 19). On the following page is a summary of the net income or loss from discontinued operations that is shown as a single line item for the three months ended September 30, 2020 and 2019:

38

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

23.	DISPOSALS AND DISCONTINUED OPERATIONS (CONTINUED)

	Three months ended September 30,
	2020	2019

REVENUE	$3,061	$2,940
Cost of goods sold, sale of purchased products	(1,950)	(1,753)
Gross profit before fair value adjustments	1,111	1,187

OPERATING EXPENSES
Selling and marketing expenses	892	1,394
Depreciation and amortization	119	132
Total operating expenses	1,011	1,526
Income from Operations	100	(339)

Interest expense	(68)	65

Net Loss Before Income Taxes	32	(274)

Income Tax Expense	—	—

Net Income (Loss) After Income Tax Expense	$32	$(274)

Below is a summary of the net income or loss from discontinued operations that is shown as a single line item for the nine months ended September 30, 2020 and 2019:

	Nine months ended September 30,
	2020	2019

REVENUE	$12,482	$8,028
Cost of goods sold, sale of purchased products	(8,057)	(4,849)
Gross profit before fair value adjustments	4,425	3,179

OPERATING EXPENSES
Selling and marketing expenses	3,899	3,537
Depreciation and amortization	472	414
Total operating expenses	4,371	3,951
Income from Operations	54	(772)

Interest expense	(109)	(41)

Net Loss Before Income Taxes	(55)	(813)

Income Tax Expense	(412)	(411)

Net Income (Loss) After Income Tax Expense	$(467)	$(1,224)

39

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

23. DISPOSALS AND DISCONTINUED OPERATIONS (CONTINUED)

Cash flows generated by the discontinued operations are reported as single line items in each section of the condensed consolidated interim statements of cash flows and are summarized as follows:

	Nine months ended September 30,
	2020	2019
Net Cash Used in Operating Activities	$(537)	$(1,699)
Net Cash Used in Investing Activities	(14)	(2,016)
Net Cash Provided by Financing Activities	—	4,049
Cash Flows from Discontinued Operations	$(551)	$334

24.	SUBSEQUENT EVENTS

(a)	Bought Deal Public Offering

On November 23, 2020, the Company announced it had completed its bought deal prospectus offering for aggregate proceeds of C$17,251,150, including full exercise of the over-allotment option granted to the underwriters.

Pursuant to the offering, the Company issued a total of 24,644,500 units at a price of C$0.70 per unit. Each unit consists of one Class A subordinate voting share in the capital of the Company, and one-half of one Class A subordinate voting share purchase warrant of the Company. Each whole Warrant shall entitle the holder thereof to acquire one Class A subordinate share of the Company at an exercise price per Warrant Share of C$0.90 for a period of 24 months from the closing date of the offering.

(b)	Sale-Leaseback Transaction Agreements

The Company announced on October 27, 2020, that it had entered into definitive purchase and sale agreements with an affiliate of Innovative Industrial Properties, Inc., to provide the sale and leaseback of its cultivation and production facilities in Tumwater, WA and Georgetown, MA.

The all cash sale price of $30,000 will be used by the Company to pay down the outstanding senior secured debt obligation to affiliates of Gotham Green Partners, and for other general corporate purposes. The transaction is subject to various closing conditions, including standard property/title inspections and appraisals and is scheduled to close in early December.

In accordance with the terms of the transaction, the Company will occupy the Georgetown, MA facility and will continue to sublease the Tumwater, WA facility to a related party pursuant to 20-year lease agreements, with two 5-year extensions exercisable at the Company’s discretion.

40

4FRONT VENTURES CORP.

Formerly 4Front Holdings, LLC

Notes to Condensed Consolidated Interim Financial Statements

For the Nine Months Ended September 30, 2020 and 2019 (unaudited)

Amounts expressed in thousands of United States dollars unless otherwise stated

(c)	California Manufacturing Facility

The Company announced on November 24, 2020 that its fully funded 185,000 square foot production facility in Commerce, California is nearing completion and is targeted to be completed in April 2021.

The automated facility will have the ability to produce over ten times the current capacity of the Company’s Washington production hub, which is currently the number one producer of derivative cannabis products in Washington state.

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